Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Great Lakes Dredge & Dock Holdings Corp. (the “Corporation,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.

DESCRIPTION OF CAPITAL STOCK

The following description relating to our capital stock is a summary of the general terms and provisions of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”). This description does not purport to be complete and is qualified by reference to our Certificate of Incorporation and Bylaws, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit and are incorporated herein by reference.

Capitalization

We are authorized to issue 90,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Subject to the rights of any holders of preferred stock, holders of our common stock are entitled to receive equally, on a per share basis, dividends and other distributions in cash, securities or other property of the Corporation as may be declared by our Board of Directors (the “Board”) from time to time out of assets or funds of the Corporation legally available therefor. Except as otherwise provided by law or our Certificate of Incorporation, holders of our common stock are entitled to one vote for each share of common stock they own. All actions to be taken by our stockholders other than matters relating to the election of directors must be approved by the affirmative vote of the majority of the voting power of shares present in person or represented by proxy at a meeting and entitled to vote. Our directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote in the election of directors; provided that, whenever the holders of any class or series of our capital stock are entitled to elect one or more directors, such directors will be elected by a plurality of the votes of such class or series present in person or represented by proxy at a meeting and entitled to vote in the election of such directors. In the event of any liquidation, dissolution or winding up of the Corporation, holders of our common stock are entitled to share ratably in any distribution of our assets after the satisfaction of all debts and other liabilities (including payments with respect to any outstanding shares of preferred stock). Holders of our common stock have no cumulative voting rights, conversion rights, sinking fund provisions or preemptive rights.

Holders of our capital stock are subject to restrictions on ownership and transfer designed to preserve our qualification as a citizen of the United States (“U.S. Citizen”) within the meaning of the Maritime Laws (as defined in our Certificate of Incorporation) for purposes of owning or operating vessels in the U.S. Coastwise trade. To ensure that we continue to meet the requirements for qualification as a U.S. Citizen, our Certificate of Incorporation provides that non-U.S. Citizens should beneficially own no more than the lesser of (i) 22.5% of the issued and outstanding shares of our capital stock and (ii) 90% of the maximum percentage of the issued and outstanding shares of our capital stock permitted to be beneficially owned by non-U.S. Citizens under the Maritime Laws (the “Permitted Percentage”). Any purported transfer of beneficial ownership of the shares of our capital stock, the effect of which would be to cause one or more non-U.S. Citizens in the aggregate to beneficially own shares in excess of the Permitted Percentage (the “Excess Shares”), shall be void and ineffective. If, notwithstanding the foregoing restrictions on transfer, any non-U.S. Citizen acquires Excess Shares, then the Corporation, subject to any applicable law, by action of the Board, in its sole discretion, shall have the power to redeem such Excess Shares; provided that the Corporation shall not have any obligation to redeem any Excess Shares.

Our common stock is listed on The Nasdaq Stock Market under the symbol “GLDD.”

Preferred Stock

Under our Certificate of Incorporation, our Board has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences, and relative participating, optional, or other special rights and qualifications, limitations, and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series. Because the Board of Directors has the power to establish the preferences, powers, and rights of the shares of any series of preferred stock, it may afford holders of any preferred stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage, or prevent a takeover of us even if a change of control of the Corporation would be beneficial to the interests of our stockholders.

Anti-Takeover Effects of Certain Provisions

Certain provisions of the Delaware General Corporation Law (“DGCL”), our Certificate of Incorporation and Bylaws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect and could make the following transactions difficult: acquisition by means of a tender offer; acquisition by means of a proxy contest or otherwise; or removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of the Corporation, including transactions that might result in a premium over the market price for shares of common stock.

Undesignated Preferred Stock

The authority that our Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Corporation through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Classified Board of Directors

Pursuant to our Certificate of Incorporation, our Board is divided into three classes, with the number of directors in each class as nearly equal as possible. The directors in each class serve for staggered three-year terms. Only one class of directors will be elected at each annual meeting of the stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Removal of Directors; Vacancies

Pursuant to our Certificate of Incorporation, any director may be removed from office at any time,

but only for cause, at a meeting called for that purpose by the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of common stock entitled to vote at an election of directors, voting together as a single class. Vacancies and newly created directorships resulting from any increase in the authorized number of directors and vacancies created from the death, disqualification, resignation or removal of any director will be filled by directors possessing a majority of the voting power of all directors.

Special Meetings of Stockholders

Our Certificate of Incorporation and Bylaws provide that a special meeting of stockholders may be called only by our Board pursuant to a resolution adopted by a majority of the Board. Stockholders are not permitted to call a special meeting.

No Stockholder Action by Written Consent

Our Certificate of Incorporation provides that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting.

Advance Notice Requirements

Under our Bylaws, to be properly brought before an annual meeting of stockholders, any stockholder proposal or nomination for election to the Board must be delivered to the Secretary of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is changed by more than 30 days from the anniversary date of the previous year’s meeting, notice by the stockholder must be delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such annual meeting is first made. Such notice must contain information specified in our Bylaws as to the director nominee or proposal of other business, information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made. If our Board has determined that directors shall be elected at a special meeting of stockholders, any stockholder nomination for election to our Board at such special meeting must be delivered to the Secretary of the Corporation not earlier than the close of business on the 120th day prior to the date of the special meeting and not later than the close of business on the later of (i) the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the Board to be elected at such meeting.

Section 203 of the Delaware General Corporation Law

We are governed by the provisions of Section 203 of the DGCL. Section 203, with specified exceptions, prohibits a Delaware corporations from engaging, under certain circumstances, in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder. A business combination includes, among other things, mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is any person, together with any affiliates and associates, who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation who, within three years prior to the determination of interested stockholder status, did own 15% or more of the outstanding voting stock of the corporation.